Exhibit 99.1

Pursuant to Rule 16a-1(a)(2)(ii)(B) under the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Soros, Robert Soros, Jonathan Soros and SFM LLC may be deemed to be beneficial owners of the shares beneficially owned by Perseus-Soros, Perseus-Soros Partners, SFM Participation, Biotech Management Partners, LLC and QIP only to the extent of the greater of his or its respective direct or indirect interest in the profits or capital account of each such entity. Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that Mr. Soros, Robert Soros, Jonathan Soros or SFM LLC, is for purposes of Section 16 of the Act or otherwise, the beneficial owner of any securities owned by Perseus-Soros, Perseus-Soros Partners, SFM Participation, Biotech Management Partners, LLC and QIP in excess of such amount.